Exhibit 2.1

INTERNATIONAL SECURITIES EXCHANGE, INC.

SECOND AMENDED AND RESTATED PLAN AND AGREEMENT OF

REORGANIZATION AND MERGER

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SECOND AMENDED AND RESTATED PLAN AND AGREEMENT OF REORGANIZATION AND MERGER (this “Agreement”), adopted and entered into as of June 28, 2006 by and among International Securities Exchange, Inc., a Delaware corporation (“ISE, Inc.”), International Securities Exchange Holdings, Inc., a Delaware corporation (“Holdco”), and International Securities Exchange, LLC, a Delaware limited liability company and wholly-owned subsidiary of Holdco (“ISE, LLC”). ISE, Inc. and ISE, LLC are sometimes hereinafter referred to together as the “Constituent Entities”.

In connection with its initial public offering of common stock (“IPO”), ISE, Inc. intends to effectuate the transactions described below for the purpose of creating a holding company structure (the “Reorganization”) pursuant to this Agreement. The holding company structure will permit ISE, LLC to continue ISE, Inc.’s current function as a regulated exchange while its corporate parent, Holdco, will, through greater organizational flexibility, facilitate access to capital markets, promote new business opportunities, facilitate future acquisitions and the formation of strategic alliances and create a framework for future growth. The Certificate of Incorporation of Holdco is attached hereto as Exhibit A-1 and the By-laws of Holdco are attached hereto as Exhibit A-2.

The Constituent Entities intend that the Merger (defined below) qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that the execution of this Agreement be treated as adoption of a plan of reorganization for purposes of Section 354 and 361 of the Code;

ISE, Inc. has submitted a request to the Internal Revenue Service (“IRS”) for a private letter ruling relating to certain U.S. federal income tax consequences of the Reorganization to ISE, Inc., its stockholders, Holdco and ISE exchange members. ISE, Inc. cannot provide any assurances that it will receive a favorable ruling from the IRS. If ISE, Inc. does not receive a favorable tax ruling, the Reorganization will not be implemented and ISE, Inc. will continue to operate under its present structure. If a favorable ruling is obtained from the IRS, ISE, Inc. plans to effect the transactions contemplated by this Agreement as soon as practicable. It is possible that the IRS will not rule on the Reorganization prior to the IPO. Therefore, if the Reorganization occurs, it may be consummated either prior to, simultaneous with, or after the IPO. If the Reorganization occurs prior to the IPO, Holdco will issue shares in the IPO whereas if the Reorganization does not occur prior to the IPO, ISE, Inc. will issue shares.

The Constituent Entities propose that after the conditions of this Agreement are satisfied, ISE, Inc. will merge with and into ISE, LLC (the “Merger”). In the Merger, each outstanding share of ISE, Inc. Class A Common Stock, par value $.01 per share (the “ISE Inc. Class A Common Stock”), will be converted into one (1) share of Holdco Common Stock, par value $.01 per share (the “Holdco Common Stock”), and each outstanding share of ISE, Inc. Class B Common Stock, Series B-1, par value $.01 per share (the “Series B-1 Stock”), Series B-2 , par value $.01 per share (the “Series B-2 Stock”), and Series B-3, par value $.01 per share (the “Series B-3 Stock”, and together with the Series B-1 Stock and Series B-2 Stock, the “ISE, Inc. Class B Common Stock”), will be converted into one (1) PMM Right, as such term is defined in the LLC Agreement, attached as Exhibit B-l hereto (as the same may be amended to the extent permitted by Section 2.2 of this Agreement), and in the related Constitution, attached as Exhibit B-2 hereto (as the same may be amended to the extent permitted by Section 2.2 of this Agreement), one (1) CMM Right, as such term is defined in the LLC Agreement, or one (1) EAM Right, as such term is defined in the LLC Agreement, respectively (the PMM Rights, CMM Rights and EAM Rights, collectively are hereinafter referred to as the “Rights” and, together with the Holdco Common Stock, as the “Merger Consideration”).

The Board of Directors of ISE, Inc., Holdco and ISE, LLC each desire that the Constituent Entities merge pursuant to Section 264 of the General Corporation Law of the State of Delaware (the “DGCL”) and Section 18-209 of the Delaware Limited Liability Company Act (the “Act”) and the Board of Directors of each Constituent Entity has approved this Agreement, the Reorganization and the Merger.

The Board of Directors of each of the Constituent Entities has directed that this Agreement and the contemplated Reorganization and Merger be submitted to their stockholders, or member, as applicable, for consideration and approval.

NOW, THEREFORE, the Constituent Entities, in consideration of the mutual covenants, agreements and provisions hereinafter contained, do hereby prescribe the terms and conditions of the Reorganization and Merger and mode of carrying the same into effect as follows:

ARTICLE I

DEFINITIONS

In addition to the words defined elsewhere in this Agreement, the following words have the following respective meanings, and such definitions shall be equally applicable to both the singular and plural forms of any of the words herein defined:

“Consent” means any consent, license, permit, waiver, approval, authorization or other action of, by or with respect to, or registration, declaration or filing with, any court, Governmental Authority or Person.

“Constitution” shall mean the Constitution of ISE, LLC.

“Governmental Approval” means any Consent of, with or to any Governmental Authority, including the expiration of any waiting or other time period required to pass before governmental consent or acquiescence may be assumed or relied on.

“Governmental Authority” means any court or governmental authority, department, commission, board, bureau, agency or instrumentality, domestic or foreign, any tribunal or arbitrators of competent jurisdiction and any self-regulatory organization.

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, of any other country or of any domestic or foreign state, county, city or other political subdivision or of any Governmental Authority.

“Lien” means any judgment, claim, lien, security interest, pledge, escrow, charge or other encumbrance of any kind or character whatsoever.

“LLC Agreement” means the Limited Liability Company Agreement of ISE, LLC, dated as of November 18, 2004.

“Person” means an individual, corporation, joint venture, partnership, limited liability company, association, trust, trustee, unincorporated entity, organization or government or any department or agency thereof.

“SEC” means the United States Securities and Exchange Commission, or any successor governmental agency or authority.

ARTICLE II

MERGER

Section 2.1 Effect of the Merger. Subject to the terms of this Agreement, and as more fully set forth and supplemented by other provisions herein, upon the Effective Time (as defined below) and pursuant to the Merger:

(a) ISE, Inc. will merge with and into ISE, LLC in accordance with the DGCL and the Act. At the Effective Time, the separate existence of ISE, Inc. shall cease and ISE, LLC shall continue as the surviving entity (the “Surviving Entity”) and wholly-owned subsidiary of Holdco.

(b) All outstanding shares of ISE, Inc. Class A Common Stock, except the Dissenting Shares, as defined in Section 3.5 of this Agreement, shall be converted into shares of Holdco Common Stock as provided in Section 3.1 of this Agreement, and all outstanding shares of ISE, Inc. Class B Common Stock, except the Dissenting Shares, shall be converted into the applicable Rights as provided in Section 3.1 of this Agreement.

(c) The Surviving Entity shall thereupon and thereafter possess all the rights, privileges, immunities, powers and franchises, of a public as well as of a private nature, of the Constituent Entities, and all property, real, personal and mixed, all debts due on whatever account, and all other choses in action, and all and every other interest of, or belonging to, each of the Constituent Entities shall be taken and deemed to be transferred to and vested in the Surviving Entity without further act or deed; and the title to all real estate, or any interest therein, vested in either of the Constituent Entities shall not revert or be in any way impaired by reason of the Merger.

(d) The Surviving Entity shall be responsible and liable for all the liabilities and obligations of each of the Constituent Entities, and any claim existing or action or proceeding pending by or against either of the Constituent Entities may be prosecuted to judgment as if the Merger had not taken place, or the Surviving Entity may be substituted in its place, and neither the rights of creditors nor any Liens upon the property of either of the Constituent Entities shall be impaired by the Merger.

(e) The respective assets of ISE, LLC and ISE, Inc. shall be taken up or be continued on the books of the Surviving Entity in the amounts prescribed by United States generally accepted accounting principles.

(f) All corporate acts, plans, policies, agreements, arrangements, approvals and authorizations of ISE, LLC or its member and ISE, Inc. or any of its stockholders, the Boards of Directors and committees thereof, officers and agents, which were valid and effective immediately prior to the Effective Time shall be taken for all purposes as the acts, plans, policies, agreements, arrangements, approvals and authorizations of the Surviving Entity and shall be as effective and binding thereon as the same were with respect to ISE, LLC and ISE, Inc.

Section 2.2 LLC Agreement and Constitution. (a) The LLC Agreement (including as the same may be amended, in response to comments from the SEC, at any time prior to the Effective Time, provided that no such amendment shall be made by the parties hereto if such amendment adversely affects the stockholders of ISE, Inc.) shall be and constitute the Limited Liability Company Agreement of the Surviving Entity until the same shall be altered, amended or changed in accordance with its respective terms and applicable law.

(b) The Constitution of ISE, LLC (including as the same may be amended, in response to comments from the SEC, at any time prior to the Effective Time, provided that no such amendment shall be made by the parties hereto if such amendment adversely affects the stockholders of ISE, Inc.) shall be and constitute the Constitution of the Surviving Entity until the same shall be altered, amended or changed in accordance with its respective terms and applicable law.

Section 2.3 Directors and Officers. The directors and officers of the Surviving Entity on and after the Effective Time shall be the directors and officers of ISE, Inc., immediately prior to the Effective Time, and shall serve until new directors and officers have been duly elected and qualified pursuant to the Surviving Entity’s LLC Agreement and Constitution, or until their earlier resignation, removal or death. For purposes of determining the appropriate tenure of such directors, pursuant to the term limits as set forth in the Surviving Entity’s LLC Agreement, the time each director served as director of ISE, Inc. and any predecessor entity of ISE, Inc., shall be taken into account in making such determination.

Section 2.4 Employees and Agents. The employees and agents of ISE, Inc. shall continue to be the employees and agents of the Surviving Entity and shall continue to be entitled to the same rights and benefits which they enjoyed prior to the Merger.

Section 2.5 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant hereto, and subject to the satisfaction or waiver of the conditions set forth in Article V, the consummation of the Merger (the “Closing”) will take place at the offices of Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005 at 10:00 a.m., local time, on such date as is mutually agreeable to each party hereto, unless another, time or place is agreed to in writing by the parties hereto (the “Closing Date”).

Section 2.6 Effective Time. At the Closing, a certificate of merger (the “Certificate of Merger”) shall be duly prepared and executed by ISE, LLC and thereafter delivered to the Secretary of State of the State of Delaware for filing as provided in Section 264 of the DGCL and Section 18-209 of the Act. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

ARTICLE III

CONVERSION OF SHARES

Upon the Effective Time, and without any further action by ISE, LLC, Holdco or ISE, Inc. or the member or any stockholder thereof:

Section 3.l Conversion of Capital Stock of ISE. Inc. (a) Each issued and outstanding share of the ISE, Inc. Class A Common Stock, other than Dissenting Shares (as defined in Section 3.5). shall be converted into one (1) fully paid and nonassessable share of Holdco Common Stock (the “Conversion Number”).

(b) Each issued and outstanding share of ISE, Inc. Class B Common Stock shall be converted into the following Rights:

(i) Each share of Series B-l Stock shall be converted into one (1) PMM Right;

(ii) Each share of Series B-2 Stock shall be converted into one (1) CMM Right; and

(iii) Each share of Series B-3 Stock shall be converted into one (1) EAM Right.

(c) All shares of ISE, Inc. Class A Common Stock that are owned by ISE, Inc. as treasury stock shall be cancelled and retired and shall cease to exist and no stock or other consideration shall be delivered in exchange therefor.

(d) All shares of ISE, Inc. Class A Common Stock and ISE, Inc. Class B Common Stock converted in accordance with this section shall no longer be outstanding and shall automatically be canceled and retired and cease to exist.

(i) ISE, Inc. Class A Common Stock Certificates. Upon the Effective Time, each certificate of ISE, Inc. Class A Common Stock held following consummation of the Merger shall represent the applicable number of shares of Holdco Common Stock, representing the Merger Consideration; upon surrender of such certificates or upon receipt by Holdco of an affidavit of loss of any ISE, Inc. Class A Common Stock certificates, Holdco shall issue to the holder thereof certificates representing the Holdco Common Stock.

(ii) ISE, Inc. Class B Common Stock Certificates. Upon the Effective Time, the Rights shall be recorded in a ledger maintained by ISE, LLC and kept for such purpose, and no certificate evidencing the Rights shall be issued. ISE, LLC shall send a written confirmation to the Rights holders, in an appropriate form, as required by the Constitution.

Section 3.3 Treatment of Certain Plans.

(a) Stock Plans (i) At the Effective Time of the Merger, (w) each outstanding option to purchase ISE, Inc. Class A Common Stock (an “ISE Stock Option”) granted pursuant to ISE, Inc.’s 2002 Stock Option Plan, the Omnibus Stock Plan or otherwise (together, the “ISE Stock Plans”), whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such ISE Stock Option, the same number of shares of Holdco Common Stock as the holder of such ISE Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time of the Merger, at the same price per share as was in place immediately prior to the Effective Time, (x) each outstanding share of ISE, Inc. Class A Common Stock (“Restricted Stock”) issued as Restricted Stock pursuant to the ISE Stock Plans and converted into Holdco Common Stock in the Merger shall continue to constitute restricted stock subject to the same terms and conditions as applicable under the award of such Restricted Stock, (y) any other awards or grants of securities outstanding under the ISE Stock Plans shall be deemed to constitute awards or grants of Holdco securities comparable to such ISE, Inc. securities and having the same terms and conditions as applicable to them under such awards or grants and (z) all employment agreements of ISE, Inc. containing equity compensation elements shall be assumed by Holdco and the equity compensation elements therein shall relate to Holdco securities comparable to the ISE, Inc. securities provided for therein.

(ii) As soon as practicable after the Effective Time of the Merger, Holdco shall deliver to the holders of ISE Stock Options and Restricted Stock appropriate notices setting forth such holders’ rights pursuant to the ISE Stock Plans and the agreements evidencing that the grants of such ISE Stock Options or Restricted Stock, respectively, shall continue in effect on the same terms and conditions.

(b) Stock Purchase Plan (i) At the Effective Time of the Merger, Holdco shall assume the 2004 ISE, Inc. Stock Purchase Plan (the “ISE Stock Purchase Plan”) and each outstanding purchase right (each, an “Assumed Purchase Right”) under the ISE Stock Purchase Plan. Each Assumed Purchase Right shall continue to have, and be subject to, the terms and conditions set forth in the ISE Stock Purchase Plan, except that each outstanding right to purchase ISE, Inc. Class A Common Stock shall be deemed to constitute a right to purchase the same number of shares of Holdco Common Stock.

(ii) As soon as practicable after the Effective Time of the Merger, Holdco shall deliver to holders of Assumed Purchase Rights appropriate notices setting forth such holder’s rights pursuant to the ISE Stock Purchase Plan.

Section 3.4 Further Assurances. Each party hereto shall, either prior to or after the Closing Date, execute such further documents, instruments, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be requested by one or both of the other parties to consummate the Merger and to vest the Surviving Entity with full title to all assets, properties, privileges, rights, approvals, immunities and franchises of any of the Constituent Entities or to effect the other purposes of this Agreement.

Section 3.5 Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary, each outstanding share of ISE, Inc. Class A Common Stock and ISE, Inc. Class B Common Stock, the holder of which has not voted in favor of the Merger, has demanded an appraisal of such holder’s shares in accordance with the applicable provisions of the DGCL and has not effectively withdrawn or lost such right to appraisal (a “Dissenting Share”), shall not be converted into the Merger Consideration pursuant to Section 3.1, but the holder thereof shall be entitled only to such rights as are granted by the applicable provisions of the DGCL; provided, however, that any Dissenting Shares held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose or otherwise fail to perfect the right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted into, as of the Effective Time, the Merger Consideration pursuant to Section 3.1.

(b) The Surviving Entity shall give Holdco (x) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to the applicable provisions of the DGCL relating to the appraisal process received by The Surviving Entity and (y) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. ISE, Inc. will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Holdco, settle or offer to settle any such demands.

ARTICLE IV

COVENANTS

Section 4.1 Further Actions. Holdco, ISE, LLC and ISE, Inc. each agree to use its commercially reasonable efforts to take, or to cause to be taken, all actions and to do, or to cause to be done, all things necessary, proper or advisable to consummate and to make effective the transactions contemplated by this Agreement, including, but not limited to:

(a) making, or causing to be made, all such filings and submissions under any applicable law and giving such reasonable undertakings as may be necessary to consummate the transactions contemplated by this Agreement;

(b) using reasonable efforts to obtain, or to cause to be obtained, all Governmental Approvals and other Consents necessary to be obtained in order to consummate the transactions contemplated by this Agreement; and

(c) using its reasonable efforts to take, or to cause to be taken, all other actions, necessary, proper or advisable in order to fulfill its obligations under of this Agreement and the transactions contemplated hereby, including the obtaining of all necessary stockholder and member approvals, as the case may be, and in order to satisfy the conditions, to be satisfied by it, to the other parties’ obligations to consummate the transactions contemplated by this Agreement.

Each of the parties hereto will coordinate and cooperate with the other party in exchanging such information and supplying such reasonable assistance as may be requested by the other party in connection with the filings and other actions contemplated by this Section 4.1.

ARTICLE V

CONDITIONS TO MERGER; ADDITIONAL AGREEMENTS

Section 5.1 Conditions to Effectiveness. The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction prior to the Effective Time of the following conditions:

(a) Tax Ruling. Certain favorable rulings shall have been received by ISE, Inc. from the Internal Revenue Service concerning the U.S. federal income tax treatment of the Merger, which rulings, in the opinion of the tax advisors to ISE, Inc., provide assurances that the Reorganization and related transactions would not result in any material taxes to ISE, Inc., the holders of Class A Common Stock, the holders of Class B Common Stock or Holdco.

(b) No Injunctions or Restraints. Consummation of the transactions contemplated by this Agreement shall not have been restrained, enjoined or otherwise prohibited by any applicable law, including any order, injunction, decree or judgment of any court or other Governmental Authority, and no action or proceeding shall be pending or threatened by any Governmental Authority on the Closing Date before any court or other Governmental Authority to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby or to recover any material damages or obtain other material relief as a result of such transactions. There shall not have been promulgated, entered, issued or determined by any court or other Governmental Authority to be applicable to this Agreement any applicable law making illegal the consummation of the transactions contemplated hereby, and no proceeding with respect to the application of any such applicable law shall be pending.

(c) Governmental and Regulatory Consents. All filings required to be made prior to the Effective Time with, and all Consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Constituent Entities, and which, either individually or in the aggregate, if not obtained would have a material adverse effect on the business, assets, financial condition or results of operations of the Surviving Entity or Holdco or would prevent consummation of such transactions, will have been made or obtained (as the case may be).

(d) Requisite Approvals. This Agreement and the Merger shall have been approved by Holdco, in its capacity as sole member of ISE, LLC and the stockholders of ISE, Inc., as required by applicable law.

(e) Dissenting Shares. The aggregate number of Dissenting Shares shall not exceed 1% of the total number of shares of any class or series of capital stock outstanding on the Closing Date.

Section 5.2 ISE Stock Plans and Purchase Plan. Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Holdco Common Stock for delivery under the ISE Stock Plans and the ISE Stock Purchase Plan.

ARTICLE VI

AMENDMENTS, TERMINATION AND WAIVERS

Section 6.1 Amendment of Agreement. This Agreement may be amended, supplemented or modified by written agreement of the parties hereto duly authorized by action taken by or on behalf of the respective Boards of Directors of the parties hereto at any time prior to the Effective Time, whether prior to or after the required member or stockholder approvals, as applicable, shall have been obtained, but after such adoption and approval only to the extent permitted by applicable law.

Section 6.2 Termination of Agreement. This Agreement may be terminated at any time prior to the Effective Time by written agreement of the parties hereto duly authorized by action taken by or on behalf of their respective Boards of Directors, notwithstanding prior member or stockholder approval, as applicable. No Person shall have any rights or claims against either Constituent Entity or its Board of Directors based on the termination of this Agreement in accordance with this Section 6.2.

Section 6.3 Waiver. At any time prior to the Closing Date any party hereto, by written instrument duly authorized by action taken by or on behalf of its Board of Directors, may to the extent permitted by applicable law waive compliance with any of the covenants, agreements or conditions of the other parties hereto contained herein or in any other document delivered pursuant hereto. No such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving any such non-compliance. No waiver by any party of any terms or conditions of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

ARTICLE VII

ADDITIONAL PROVISIONS

Section 7.1 Severability. To the extent possible, each provision of this Agreement shall be interpreted in such a manner as to be valid, legal and enforceable. Any determination that any provision of this Agreement or any application thereof is invalid, illegal or unenforceable in any respect or in any instance shall be effective only to the extent of such invalidity, illegality or unenforceablity and shall not affect the validity, legality or enforceability of any other provision of this Agreement.

Section 7.2 Headings. Article and Section headings contained in this Agreement are inserted for convenience and reference only, and shall not be considered in construing or interpreting any of the provisions hereof.

Section 7.3 Entire Agreement. This Agreement supersedes any and all oral or written agreements heretofore made relating to the subject matter hereof and constitutes the entire Agreement of the parties relating to the subject matter hereof.

Section 7.4 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Section 7.5 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware.

IN WITNESS WHEREOF, Holdco, ISE, LLC and ISE, Inc., pursuant to authority duly given by resolutions adopted by its Board of Directors, has each caused this Agreement to be executed in its name by its duly authorized representative as of the day and year aforesaid.

INTERNATIONAL SECURITIES EXCHANGE, LLC

By:	/s/ Michael J. Simon
Name:	Michael J. Simon
Title:	Secretary

INTERNATIONAL SECURITIES EXCHANGE, INC.

By:	/s/ David Krell
Name:	David Krell
Title:	President and Chief Executive Officer

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By:	/s/ Michael J.Simon
Name:	Michael J.Simon
Title:	Secretary

EXHIBIT A-1

CERTIFICATE OF INCORPORATION OF HOLDCO

EXHIBIT A-2

BY-LAWS OF HOLDCO

EXHIBIT B-1

LLC AGREEMENT OF ISE, LLC

EXHIBIT B-2

CONSTITUTION OF ISE, LLC

(also constituting its By-laws)